SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Insignia Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45765Y105
(CUSIP Number)

Bruce E. Hendry
100 Third Avenue South, #3104
Minneapolis, MN 55401-2727
612-332-8125

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45765Y105
1	Names of Reporting Persons S.S. or I.R.S. Identification No. of above persons Bruce E. Hendry
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization United States
Number of shares beneficially	7	Sole voting power 1,138,302
owned by each	8	Shared voting power 0
reporting person with	9	Sole dispositive power 1,138,302
10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,138,302
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions)	☐
13	Percent of class represented by amount in row (11) 8.4%
14	Type of reporting person (See instructions) IN

Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 25, 2013 with respect to the ownership of Insignia Systems, Inc. (the “Schedule 13D”), which is incorporated herein by reference. Pursuant to this Amendment No. 1 to Schedule 13D, Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of Issuer

	(a)	Aggregate number and percentage of class beneficially owned:

As of March 11, 2013, Mr. Hendry may be deemed to be the beneficial owner of 1,138,302 shares of common stock of the Company. Based on calculations made in accordance with Rule 13d-3(d), Mr. Hendry may be deemed the beneficial owner of 8.4% of the Company’s common stock. This calculation is based on 13,602,280 shares of common stock outstanding, as of November 2, 2012, reported in the Company’s Quarterly Report for the quarterly period ended September 30, 2012 filed with the Commission on November 13, 2012.

(b)	Voting and Dispositive Power:

Mr. Hendry has sole voting and dispositive power over 1,138,302 shares that may be deemed to be beneficially owned by him as of March 11, 2011.

(c)	Transactions within the past 60 days:

The information concerning transactions within the past 60 days is set forth in Appendix A hereto and incorporated herein by reference. All the transactions were open market purchases.

(d)	Right to Direct the Receipt of Dividends:

Not applicable.

(e)	Date on Which Reporting Person Ceased to be a 5% Holder:

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 11, 2013

Name	/s/Bruce E. Hendry
Bruce E. Hendry

Appendix A

Transactions by Mr. Hendry in common stock Insignia during the past 60 days:

Date Acquired	Number of Share Purchased	Price Per Share
3/7/2013	3,000	$2.16
3/7/2013	100,000	$2.13
3/7/2013	5,000	$2.14
3/6/2013	2,400	$2.11
3/6/2013	2,500	$2.22
3/6/2013	2,500	$2.23
3/6/2013	3,000	$2.23
3/6/2013	1,200	$2.21
3/6/2013	1,700	$2.21
3/6/2013	1,400	$2.15
3/6/2013	700	$2.18
3/5/2013	5,300	$2.17
3/5/2013	502	$2.06
3/5/2013	700	$2.17
3/5/2013	400	$2.17
3/5/2013	300	$2.15
3/5/2013	300	$2.17
3/5/2013	1,700	$2.17
3/5/2013	2,100	$2.08
3/5/2013	2,200	$2.16
3/5/2013	900	$2.14
3/5/2013	500	$2.12